SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (Amendment No. ___________)*

                           TresCom International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0419
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   895307 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              --------------------






                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------         -----------------------------------------------
CUSIP No. 895307 10 6      13G      Page      2      of      9        Pages
                                         -----------    -------------
------------------------         -----------------------------------------------


--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

           Warburg, Pincus Investors, L.P.
           I.D. #13-3549187
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                                      (b)  [ X ]


--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

                     5        SOLE VOTING POWER
     NUMBER OF
      SHARES                  -0-
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                     6        SHARED VOTING POWER

                              6,319,468
                   -------------------------------------------------------------
                     7        SOLE DISPOSITIVE POWER

                              -0-
                   -------------------------------------------------------------
                     8        SHARED DISPOSITIVE POWER

                              6,319,468

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,319,468
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                |_|


--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              52.7%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*


           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------            -------------------------------------------
CUSIP No. 895307 10 6        13G       Page      3      of      9        Pages
                                            -----------    -------------
-------------------------            -------------------------------------------



--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

           Warburg, Pincus & CO.
           I.D. #13-6358475

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                                      (b)  [ X ]


--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------

                     5        SOLE VOTING POWER
     NUMBER OF
      SHARES                  -0-
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                     6        SHARED VOTING POWER

                              6,319,468
                   -------------------------------------------------------------
                     7        SOLE DISPOSITIVE POWER

                              -0-
                   -------------------------------------------------------------
                     8        SHARED DISPOSITIVE POWER

                              6,319,468

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,319,468
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                              |_|


--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              52.7%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*


           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------            -------------------------------------------
CUSIP No. 895307 10 6        13G       Page      4      of      9        Pages
                                            -----------    -------------
-------------------------            -------------------------------------------



--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

           E.M. WARBURG, PINCUS & CO., LLC
           I.D. #13-3536050

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                                      (b)  [ X ]


--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------

                     5        SOLE VOTING POWER
     NUMBER OF
      SHARES                  -0-
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                   -------------------------------------------------------------
                     6        SHARED VOTING POWER

                              6,319,468
                   -------------------------------------------------------------
                     7        SOLE DISPOSITIVE POWER

                              -0-
                   -------------------------------------------------------------
                     8        SHARED DISPOSITIVE POWER

                              6,319,468

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,319,468
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                              |_|


--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              52.7%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*


           OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        NAME OF ISSUER:

                  TresCom International, Inc., a Florida corporation (the "Issuer").

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  200 East Broward Boulevard
                  Fort Lauderdale, Florida 33301.

Items 2(a)
 and 2(b).        NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPI. WP, the sole general partner of WPI, has a 20% interest in the profits of WPI. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

Item 2(c).        CITIZENSHIP:

                  Not Applicable.

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  This statement relates to shares of the Issuer's common stock, $0.0419 per share (the "Common Stock") of the Issuer.

Item 2(e).        CUSIP NUMBER:


                  895307 10 6

Item 3.           Not Applicable.

Item 4.           OWNERSHIP:

                  (a)  AMOUNT BENEFICIALLY OWNED:

                  6,319,468 shares of Common Stock, as of December 31, 1996 (including 358,034 shares of Common Stock which WPI has the right to acquire through the exercise of a warrant which is currently exercisable).

                  (b)  PERCENT OF CLASS:

                  52.7% (based on the number of shares of Common Stock reported to be outstanding in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 1996).

                  (c)      (i)     -0-
                           (ii)    6,319,468
                           (iii)   -0-
                           (iv)    6,319,468

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

Item 10.          CERTIFICATION:

                  Not Applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   WARBURG, PINCUS INVESTORS, L.P.
                                   By: Warburg, Pincus & Co.,
Dated:  February 11, 1997               General Partner

                                   By:  /s/ Stephen Distler
                                      ----------------------------
                                       Stephen Distler, Partner


                                   WARBURG, PINCUS & CO.
Dated:  February 11, 1997
                                   By:  /s/ Stephen Distler
                                      ----------------------------
                                       Stephen Distler, Partner


                                   E.M. WARBURG, PINCUS & CO., LLC

                                   By:  /s/ Stephen Distler
                                      ----------------------------
                                       Stephen Distler, Member

                                   SCHEDULES


Schedule I Joint Filing Agreement, dated February 11, 1997, among the signatories to this Schedule 13G.

                             JOINT FILING AGREEMENT
                         PURSUANT TO RULE 13d-1(f)(1)


     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.




Dated:  February 11, 1997     WARBURG, PINCUS INVESTORS, L.P.

                              By:  Warburg, Pincus & Co., General
                                   Partner


                              By: /s/ Stephen Distler
                                 --------------------------------------
                                  Stephen Distler, Partner



                              WARBURG, PINCUS & CO.


                              By: /s/ Stephen Distler
                                 -------------------------------------
                                  Stephen Distler, Partner




                              E.M. WARBURG, PINCUS & CO., LLC


                              By: /s/ Stephen Distler
                                 -------------------------------------
                                 Stephen Distler, Member